UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

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For Immediate Release: NR 07-06, March 2, 2007

EXETER DRILLING DISCOVERS GOLD - SILVER MINERALIZATION AT CASPICHE, CHILE

Vancouver, BC, March 2, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (the “Company”) reports that initial drilling at its Caspiche epithermal gold property in Chile, has encountered significant gold and silver mineralization.

Six reverse circulation drill holes were drilled for a total of 1,667 metres. Highlight results, in grams per tonne (“g/t”), include:

- 24 metres at a grade of 1.1 g/t gold and 23 g/t silver from a down hole depth of 52 metres in hole CSDH 002

(79 feet at a grade of 0.032 oz./ton gold and 0.66 oz./ton silver from 171 ft)

- 6 metres at a grade of 1.7 g/t gold and 16 g/t silver from a down hole depth of 172 metres in hole CSDH 002

(20 feet at a grade of 0.049 oz./ton gold and 0.46 oz./ton silver from 564 ft)

- 22 metres at a grade of 1.5 g/t gold and 1.6 g/t silver from a down hole depth of 144 metres in hole CSDH 006

(72 feet at a grade of 0.435 oz./ton gold and 0.046 oz./ton silver from 472 ft)

The drilling has confirmed the presence of a high-sulphidation epithermal gold system on the northern flank of the Caspiche Porphyry. The mineralization is interpreted to lie within flat lying replacement zones that are related to a gold-copper bearing intrusive body.

Jason Beckton, Exeter’s Manager in Chile, stated, “Our discovery represents a different type of deposit from the Caspiche copper-gold porphyry system previously discovered in the area by Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”). Importantly the grade of the mineralization discovered is significantly higher than the average grade of the Caspiche Porphyry and the nearby Refugio and Cerro Casale gold-copper deposits.”

In the case of drill hole CSDH 002, the gold-silver mineralization is within a stratabound zone at least 24 metres thick, situated at the top of the Rio Nevada volcanic sequence, directly beneath the footwall contact of the overlying Yeguas Heladas conglomerate and felsic tuff formation. This has significant implications for the discovery of widespread mineralization, particularly given that outcrop is only 3 percent.

CSAMT and VLF electromagnetic geophysical programs conducted on the property by Exeter in late 2006 had indicated the presence of resistive anomalies interpreted to be potentially mineralized silica bodies extending for five kilometres. The surveys also indicated that the zone is quite separate from the Anglo American copper-gold discovery.

Identifying targets to drill using geophysical methods is generally an “inexact” positioning method, hence several drill holes missed the interpreted silica bodies. Further drilling will better define the geometry and extent of the new mineralization.”

Significant Drilling Results

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold equivalent gold:silver ratio 1:60
CSDH_001	38	40	2	0.62	0.0	0.62

CSDH_001A	36 88 140 180	40 90 142 186	4 2 2 6	0.9 0.6 0.1 0.2	0.0 0.5 31 41	0.9 0.6 0.5 0.9
CSDH_002 Including	38 52 66 94 134 140 152 166 172 186	40 76 72 96 136 148 154 168 178 186.7	2 24 6 2 2 8 2 2 6 0.7	0.02 1.1 3.2 0.04 - 0.07 0.07 0.2 1.7 0.08	74 23 48 37 46 45 67 27 16 100	1.3 1.5 3.9 0.7 0.8 0.8 1.2 0.6 1.9 1.8
CSDH_003	90 96 148 168	92 98 150 172	2 2 2 4	0.01 0.12 0.02 0.85	100 25 26 6	1.7 0.5 0.5 0.9
CSDH_006	138 144 222 238	140 166 228 240	2 22 6 2	0.5 1.5 0.7 0.6	1.6 1.6 1.4 1.4	0.5 1.5 0.7 0.6

Note:  Significant drilling results are those that have a greater than 0.5 g/t gold equivalent grade.

Gold assays are by the fire assay method and silver analyzed by ICP.

The minimum sample intercept length is 2 metres.

All significant results from the drill program are reported above.

For a detailed map showing drill hole locations please click here.

The strike length of the target zone is 5 kilometres, of which only approximately 700 metres was tested in this drill program. The next phase of drilling will be extended to test a strike length of approximately 1.5 kilometres target zone. Drill hole CSDH 001 collapsed before reaching target depth and was replaced by drill hole CSDH 001A. Drill holes CSDH 001A, 003 and 004 did not effectively test the target zone. Drill hole CSDH 005 is interpreted to have drilled a quartz biotite porphyry intrusive body which may relate to fluid feeders for the overlying epithermal system.

Quality Control and Assurance

The gold and silver assay results presented above are preliminary and have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in two metre intervals; no compositing is undertaken at the rig. Gold samples were prepared and assayed by fire assay (50 gram charge) and ICP-MS used for silver at the ACME laboratory in Santiago, an ISO-9001:2000 certified laboratory.

Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling. Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Jason Beckton, the Company’s Manager for Chile and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

In Mendoza Province, Argentina, the La Cabeza Project is advancing rapidly to a decision on mine development options. A multi-rig drilling program was completed in December and core logging, sampling and assaying is nearing completion. A new, independent resource calculation is scheduled for release in May, ahead of a scoping study to establish the parameters of further feasibility and environmental studies. News releases over the coming weeks will update drilling results as they become available.

In the prospective, Patagonia region of Argentina, Exeter is currently drilling the Cerro Moro epithermal gold property, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Results are expected to be available in early March.

In southern Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact:
Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592 Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592	exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate, scoping study and future development of the La Cabeza Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date March 5, 2007
By: /s/ Paul MacNeill Paul C. MacNeill, Director